SCHEDULE J

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Master Fund since the filing of Amendment No. 11. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2026-02-03	2 241 309	12.55
2026-02-04	2 158 923	12.11
2026-02-05	2 108 459	12.20
2026-02-06	1 931 520	12.12
2026-02-09	841 865	12.31

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD 1.36140 for each GBP 1.00 was used.